Filed pursuant to Rule 424(b)(3)

Registration No. 333-260247

PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus dated November 2, 2021)

ChargePoint Holdings, Inc.

5,695,176 Shares of Common Stock

This prospectus supplement supplements the prospectus dated November 2, 2021 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-260247). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 2, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale from time to time by the selling securityholders named in the Prospectus or their permitted transferees of up to 5,695,176 shares of our common stock, par value $0.0001 per share (“Common Stock”). The shares of Common Stock offered under the Prospectus were initially issued to the selling securityholders in a private placement in connection with our acquisition of the has•to•be gmbh business on October 6, 2021. We registered the offer and sale of the shares to satisfy certain registration rights we granted.

Our Common Stock is listed on the New York Stock Exchange under the symbol “CHPT.” On December 1, 2021, the closing price of our Common Stock was $23.52.

We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

INVESTING IN OUR SECURITIES INVOLVES RISKS THAT ARE DESCRIBED IN THE “RISK FACTORS” SECTION BEGINNING ON PAGE 11 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus supplement or the Prospectus or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 2, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date Earliest Event Reported): November 30, 2021

ChargePoint Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39004	84-1747686
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

240 East Hacienda Avenue Campbell, CA	95008
(Address of Principal Executive Offices)	(Zip Code)

(408) 841-4500

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e- 4(c)) Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001	CHPT	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02                Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On November 30, 2021, the board of directors (the “Board”) of ChargePoint Holdings, Inc. (the “Company”) appointed Elaine L. Chao as a Class III director, effective immediately. Ms. Chao will serve until the Company’s 2023 annual meeting of stockholders and until her successor is elected and qualified, or sooner in the event of her death, resignation or removal. The Board has determined that Ms. Chao meets the requirements for independence under the applicable listing standards of the New York Stock Exchange and the Securities Exchange Act of 1934, as amended.

Elaine L. Chao served as the 18th U.S. Secretary of Transportation from January 2017 to January 2021 and served as the 24th U.S. Secretary of Labor from January 2001 to January 2009. Ms. Chao has served as a director for numerous public companies including, News Corporation from June 2012 until January 2017, Wells Fargo & Company from July 2011 until January 2017, Ingersoll-Rand plc from June 2015 until January 2017 and Vulcan Materials Company from February 2015 until January 2017. Ms. Chao has further served as a director for Embark Technology, Inc., from March 2021 until the present and for Hyliion Holdings Corp. and The Kroger Co., from August 2021 until the present. Ms. Chao holds a bachelor’s degree in economics from Mount Holyoke College and a Master in Business Administration from the Harvard Business School. The Board believes that Ms. Chao is qualified to serve as a director of the Company due to her extensive public policy experience and her prior public company services.

Ms. Chao will be entitled to receive compensation in accordance with the ChargePoint Holdings, Inc. Compensation Program for Non-Employee Directors, which was filed with the Securities and Exchange Commission on March 1, 2021 as Exhibit 10.11 to the Company’s Current Report on Form 8-K. Ms. Chao will also enter into the Company’s standard form of indemnification agreement.

There are no arrangements or understandings between Ms. Chao and any other persons pursuant to which she was elected as a member of the Board. Ms. Chao is not a party to any current or proposed transaction with the Company for which disclosure is required under Item 404(a) of Regulation S-K.

On December 2, 2021, the Company issued a press release announcing the appointment of Ms. Chao. A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description of Exhibit

99.1	Press release dated as of December 2, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHARGEPOINT HOLDINGS, INC.

By:	/s/ Rex S. Jackson
Name: Rex S. Jackson
Title: Chief Financial Officer

Date: December 2, 2021

Exhibit 99.1

ChargePoint Appoints Elaine L. Chao to its Board of Directors

Former U.S. Secretary of Transportation and Secretary of Labor Brings Policy and Mobility Expertise and Further Strengthens Diverse Board of Technology and Energy Experience

December 2, 2021, Campbell, Calif.—ChargePoint Holdings, Inc. (NYSE: CHPT), a leading electric vehicle (EV) charging network, today announced the appointment of Elaine L. Chao to its board of directors.

Secretary Chao has had a distinguished career as a national and global leader in the public, private and nonprofit sectors. She has been confirmed to two Cabinet positions by the United States Senate on a strong bipartisan basis. She served as both 24th U.S. Secretary of Labor and the 18th U.S. Secretary of Transportation. She was the first Asian-Pacific woman to serve in a Presidential Cabinet and is the longest-serving U.S. Cabinet secretary since World War II. Beyond her extensive government service, Secretary Chao has held many corporate and board of director leadership positions in such organizations as News Corp., Ingersoll Rand, Protective Life, Wells Fargo and Dole Food Company. Secretary Chao was also President and CEO of United Way America, Director of the Peace Corps, and a banker with Citicorp and Bank of America. She is currently on the boards of Kroger Co., Hyliion Holdings Corp. and Embark Technology, Inc.

“We are honored to appoint former U.S. Secretary of Transportation and U.S. Secretary of Labor Elaine Chao to our board of directors,” said Pasquale Romano, President and CEO of ChargePoint. “Secretary Chao served under two Presidents and held leadership positions at The United Way of America, Peace Corps and Bank of America. Her policy and transportation experience helps strengthen our diverse board of technology, mobility and energy expertise.”

She earned her master’s in business administration from Harvard Business School after receiving her undergraduate degree in economics from Mount Holyoke College. Recognized for her extensive record of accomplishments and public service, she is also the recipient of 37 honorary doctorate degrees.

For more information about ChargePoint’s board of directors, visit: https://www.chargepoint.com/about/board/.

About ChargePoint

ChargePoint is creating a new fueling network to move people and goods on electricity. Since 2007, ChargePoint has been committed to making it easy for businesses and drivers to go electric with one of the largest EV charging networks and a comprehensive portfolio of charging solutions available today. ChargePoint’s cloud subscription platform and software-defined charging hardware are designed to include options for every charging scenario from home and multifamily to workplace, parking, hospitality, retail and transport fleets of all types. Today, one ChargePoint account provides access to hundreds-of-thousands of places to charge in North America and Europe. To date, more than 90 million charging sessions have been delivered, with drivers plugging into the ChargePoint network approximately every two seconds. For more information, visit the ChargePoint pressroom, the ChargePoint Investor Relations site, or contact ChargePoint’s North American or European press offices or Investor Relations.